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                             August 23, 2022

       Leo Li
       Chief Financial Officer
       Burning Rock Biotech Limited
       No.5 Xingdao Ring Road North, International Bio Island
       Guangzhou, Guangdong
       People   s Republic of China

                                                        Re: Burning Rock
Biotech Limited
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-39316

       Dear Mr. Li:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 20-F for the fiscal year ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects, page 95
       Results of Operations, page 108
       Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 109

   1. We note from page F-41 that your CODM assesses the performance of the operating segments based on "the
measures of revenues, cost of revenue and gross profit by central laboratory business,
in-hospital business and pharma research and development services."
                                                        Please provide a more
robust analysis of gross profit by segment for the periods
                                                        presented as required
by Item 303(b)(2)(ii) of Regulation S-K, especially considering that, for 2021 for example,
gross profit increased 16.0% while gross margin decreased 1.3%.
 Leo Li
Burning Rock Biotech Limited
August 23, 2022
Page 2
3 Segment Reporting, page F-41

2. We note the amounts shown in parentheses as revenue from services attributable to the in-
         hospital business/segment for each of the three periods presented. Please clarify what these parenthetical amounts represent, e.g., an expense instead of revenue. Explain how, if at all, net recognition of these services as described on page F-30 has resulted in these negative amounts.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 with any questions.



FirstName LastNameLeo Li                                      Sincerely,
Comapany NameBurning Rock Biotech Limited
                                                              Division of
Corporation Finance
August 23, 2022 Page 2                                        Office of Life
Sciences
FirstName LastName